EXHIBIT 1

                       PLACEMENT AGREEMENT

                         MAY ___, 1998

CASINOVATIONS, INCORPORATED
5240 South Eastern Avenue
Las Vegas, Nevada  89119


Dear Sirs:

     Discussions have been held between you and Travis Morgan Securities, Inc. (the "Placement Agent") concerning a proposed offering by Casinovations Incorporated (the "Company"). The Placement Agent hereby confirms its interest in underwriting a maximum of 1,500,000 Common Shares at the purchase price of $2.50 per Common Share on a 'best efforts' basis, (the "Offering"), pursuant to a prospectus on Securities Exchange Commission Form SB-2/A (SEC File No. 333-31373) the ("Registration Statement").

     1. Timetable. The parties hereto shall forthwith agree upon a timetable for blue-sky filings, and all other steps necessary to effectuate the offering.

     2.   Placement Agent's Counsel.  The Broker Dealer
          Selling Agreement shall be prepared by the Placement Agent, and the Company shall make all required filings with respect to the SEC. All corporate proceedings undertaken by the Company and other legal matters, which relate to the Offering and other related transactions shall be satisfactory in all material respects to counsel for the Placement Agent.

     3. The Company proposes to offer through the Placement Agent and/or a selling group selected by the Placement Agent up to 1,500,000 Common Shares at the purchase price of $2.50 per Common Share. The Placement Agent contemplates to place the offering on a 'best efforts basis', with a no minimum Escrow requirement. The Offering shall be closed only upon receipt of a letter from the Company.

     4. Warrants and Options. Warrants and options issued and to be issued by the Company within sixty (60) days from the date hereof shall be acceptable to the Placement Agent, the consent to which shall not be unreasonably withheld

     5. Future Sales. It is understood that during the period of the proposed Offering and for one hundred eighty (180) days from the date of this agreement, the Company will not sell any equity or long-term debt

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          securities without the Placement Agent's prior
          written consent, which may not be unreasonably withheld.

     6. Reciprocal Indemnification. It is understood that there is reciprocal indemnification between the Company and the Placement Agent as to certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     7. Information Available. It is understood and agreed between the Company and the Placement Agent that all documents and other information relating to the Company's affairs will be made available upon request to the Placement Agent and its attorneys at the Placement Agent's office or at the office of the Placement Agent's attorney and copies of any such document will be furnished upon request to the Placement Agent or its attorneys. Included within the documents which must be made available as soon as possible are at least all Articles of Incorporation and Amendments, By-Laws and Amendments, Minutes of all the Company's Directors and Shareholders Meetings, all quarterly and annual financial statements and correct copies of any material contracts, leases, and agreements to which the Company is a party. At the earliest practicable date, The Company will furnish the Placement Agent a business plan showing projected cash flow (or deficiencies) covering a three-year period and reconciled to the proposed Use of Proceeds section of the prospectus. In addition, the Company will provide the Placement Agent with unaudited quarterly financial data.

     8. Properties, Capital Structure, Dilution, Employee Benefit Plans. The properties owned or held under option by the Company, the capital structure of the Company immediately preceding the Offering and Company's business plan shall be provided to the Placement Agent. Any employee (including officers and/or directors) incentive plan (including royalty plan), of whatever nature, presently contemplated, shall be fully disclosed to the Placement Agent.

     9. Blue-Sky Laws. It is understood and agreed between the Company and the Placement Agent that it shall be the obligation of the Company together with the Placement Agent and its counsel to use its best efforts to qualify the sale of the Company's common stock in such states as may be designated by the Placement Agent. The officers, directors and promoters of the Company will comply with applicable Blue-Sky escrow requirements, including those pertaining to the escrow of shares, provided such escrow shall in no event extend beyond a period of two years; notwithstanding the foregoing, in the event that escrow or other terms of any Blue-Sky qualification are not acceptable to the Company in its sole and absolute discretion, the Company may elect to withdraw any application for Blue-Sky qualification from any such state or jurisdiction.

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          The parties hereto shall agree on the division of
          legal work pertaining to Blue-Sky qualification.

     10. Placement Agent Fee. The Shares will be placed to the public by the Placement Agent and selling group members with an aggregate fee of ten percent (10%) of the Offering price for shares placed by the Placement Agent. The Placement Agent may re-allow all or part of such fee to any member of the selling group.

     11.  Warrants.  (a) In the event that the Placement
          Agent places all of the 1,500,00 shares of Common Stock at the Purchase Price of $2.50 per share in accordance with this Agreement, upon termination of the Offering, the Company will use its best efforts to cause certain Company stockholders to transfer to the Placement Agent up to 200,000 Common Stock Purchase B Warrants, as defined in the Registration Statement, for a purchase price of $.0001 per Warrant, and up to 250,000 C Warrants, as defined in the Registration Statement.
          The B Warrants and C Warrants shall have the terms and be subject to the conditions described in the Registration Statement. The B Warrants and C Warrants will not be transferable to anyone for a period of twelve (12) months after the date of the definitive Prospectus, except to the officers of the Placement Agent.

          b) In the event that the Placement Agent places all of the 1,500,000 shares of Common Stock at the purchase price of $2.50 per share in accordance with this Agreement, the Company shall issue to the Placement Agent in exchange for the payment of $50.00 a warrant entitling Placement Agent to purchase up to 100,000 shares of the Company's Common stock at the exercise price of $2.50 per share (the "New Warrant") for a period of up to one year from the date of this Agreement. The New Warrant shall provide that shares issuable pursuant to the New Warrant shall be subject to piggyback registration rights for a period of up to one year from the expiration date of the New Warrant, excluding, however, from any piggyback registration obligation registration statements filed by the Company on SEC Forms S-4 or S-8, or if, in the opinion of the Company's counsel, the registration of shares issuable pursuant to the New Warrant does not then require filing of a registration statement.

     12. Exercise Rights. In addition to the above, the Company understands and agrees that if, at any time, it should file a Registration Statement with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, or file a Notification on Form 1-A under the Act, regardless of whether some of the holder(s) of the Warrants and Common Stock issued upon the exercise of the Warrants shall have theretofore availed itself (themselves) of the right above provided, the Company at its own expense, will offer to said holder(s) the opportunity to register or exercise of the B Warrants or C Warrants, as the case may be, limited in

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          the case of a Regulation A Offering to the amount
          of the available exemption. This paragraph is not applicable to a Registration Statement filed by the Company with the SEC on Form S-4 or Form S-8, or any other appropriate form.

     13. Expenses. The Company shall bear all the Company's costs and expenses incident to the issuance, offer, sale and delivery of the Shares, the costs and the Company's counsel fees of qualification under state securities laws, and fees and disbursements of counsel and accountants for the Company, costs for preparing and printing of the prospectus, and cost of printing as many copies of the documents and Prospectuses as the Placement Agent may deem necessary and related exhibits. The Placement Agent agrees to pay all fees and expenses of any legal counsel whom it may employ to represent it separately in connection with or on account of the proposed offering by the Company other than counsel fees relating to blue-sky filings as provided in the following sentence. To the extent blue-sky work is undertaken by counsel to the Placement
          Agent authorized in writing by the Company pursuant to paragraph 9 hereof, it shall be separately billed to the Company and shall be the financial obligation of the Company. Commencing on the date of this Agreement, and continuing until the earlier to occur of (a) two months from the date of this Agreement or (b) the completion of the Offering, the Company shall advance to the Placement Agent or its designee up to $15,000 for a non-accountable expense allowance, payable in three (3) installments as follows: (1) $5,000 on the date of this Agreement, (2) one (1) month from the date of this Agreement, and (3) two (2) months form the date of this Agreement.

     14. Representations of the Company. The Company represents and warrants that no officer, director or shareholder of the Company is a member of the NASD, an employee or associated member of the NASD, with the exception of Richard Huson. The Company represents and Warrants that it has not promised or represented to any person that any part of the Shares will be directed or otherwise made available to them in connection with the proposed Offering. The Company represents that it has separately disclosed to the Placement Agent all conflicts of interest involving officers, directors, principal shareholders and /or employees.

     15. 1934 Act Registration and Quarterly Reports to Shareholders, Quotation on NASDAQ, Listing in Moody's, Transfer Agent. The Company represents that it will prepare and file a Form 8-A or a Form 10 with the SEC under the Securities Exchange Act of 1934, as amended, as soon as possible but no later than one year after the successful termination of the Offering. The Company agrees that for at least five years after its Common Stock is registered under the Securities Exchange Act of 1934 the Company will issue to the Company's shareholders, within 45 days

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          after the end of the Company's first three fiscal
          quarters, quarterly reports containing unaudited financial information. The Company, upon request of the Placement Agent, will promptly upon becoming eligible apply for quotation on the NASD Automatic Quotation System, if the Company believes that such filing is in the best interests of the Company.

     16. The Placement Agent may suggest a nominee for the Board of Directors upon closing of this Offering. The Board of Directors may nominate such person for election to the Board of Directors if the Board of Directors believes that such nomination is in the best interests of the Company.

If this letter correctly sets forth our understanding, please so indicate by signing and returning to us the enclosed copy of this letter.

                                 Very truly yours,
                                 TRAVIS MORGAN SECURITIES, INC.



                                 By  ___________________________
                                     JOSEPH CERBONE, PRESIDENT

Understood and accepted

On ______________, 1998

______________________

By_______________

_________________,President

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